Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Dennis R. Baranowski 90 Discovery Irvine, CA 92618 Tel: (949) 379-2600 Fax: (949) 379-2610 www.geracilawfirm.com	Melissa C. Martorella Kyle Niewoehner Tae K. Kim Tom Hajda** Darlene P. Hernandez*** Marisol A. Nagata Lindsay J. Anderson****

Via EDGAR and OVERNIGHT MAIL

Mr. William Schroeder

Division of Corporate Finance - Office of Finance

100 F Street, N.E.

Washington D.C. 20549

February 23, 2021

Re:	LK Secured Lending Reg A Fund, LLC

Offering Statement on Form 1-A

Filed December 28, 2020

File No. 024-11395

Dear Mr. Schroeder:

This letter is submitted on behalf of LK Secured Lending Reg A Fund, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated January 21, 2021 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11395) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended, to the Commission on December 28, 2020, relating to the Company’s offering of up to $50,000,000 in membership interests (the “Offering Statement”). The responses provided are based upon information provided to Geraci Law Firm by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

In addition, the Company has submitted the escrow services agreement, under Exhibit 8. Please also note that the Company has expanded the provisions with respect to the terms of services of Dalmore Group and StartEngine, specifically in pages 7 through 9.

*Admitted in Arizona and New Jersey **Admitted in Massachusetts and Rhode Island only ***Admitted in New York ****Admitted in Oregon only

Re: Response Letter

February 23, 2021

Comment No. 1

1.	Refer to the eighth paragraph. Please prominently disclose here that investors must hold their Membership Interests for a minimum of twelve months before they may request to withdraw and disclose here the restrictions on transfer described in the carryover paragraph on pages 59-60.

Response to Comment No. 1

These comments have been addressed in a revised eighth paragraph of the introduction page, which is stated as follows (in bold):

“In addition, an investment in the Company is subject to restrictions on withdrawal (See “Summary of the Operating Agreement – Withdrawal / Redemption” below.) Members will be required to hold their Membership Interests for a minimum of Twelve (12) months before they may request to withdraw from the Company and have their Membership Interests redeemed. In addition, there are certain restrictions on transfer, including, requirement to obtain the Manager’s consent. (See “Summary of the Operating Agreement – Restrictions on Transfer”).”

Comment No. 2

2.	Please state the principal uses for which the net proceeds of the offering are to be used and the approximate amount to be used for each purpose. Present this information assuming 25%, 50%, and 75% of the maximum offering amount is raised. Please describe any material changes you expect to make in the use of proceeds if you are not able to sell all of the securities being qualified on the offering statement. Refer to Instruction 3 to Item 6 of Form 1-A.

Response to Comment No. 2

In response to Comment No. 2, a table breaking down the use of proceeds from the offering has been added to the “Use of Proceeds” section of the Offering Circular in pages 7 and 8. It reflects information assuming the minimum, 10%, 25%, 50%, 75%, and 100% of the maximum offering amount is raised.

Comment No. 3

3.	Refer to the third paragraph of this subsection. Please tell us how you will determine whether reinvestments will comply with the aggregate offering limitations for Tier II of Regulation A. Please also add a risk factor describing the attendant risks in the event reinvestments are not allowed because there is not a qualified offering statement or reinvestments would exceed the offering limits.

Response to Comment No. 3

In response to Comment No. 3, the subsection titled “Election to Reinvest” has been adjusted to include the process which the Manager of the Company shall adhere to while limiting reinvestment and maintaining the Company’s compliance with Regulation A requirements. Please see page 12. Please also see the risk factors associated with reinvestment. Please see page 30 of the Offering Circular.

Re: Response Letter

February 23, 2021

Comment No. 4

4.	We note your disclosure that the Operating Agreement provides that the Manager will not have any liability to the company for losses resulting from acts of the Manager, excepting fraud. Please provide a risk factor detailing the risk that this presents for investors.

Response to Comment No. 4

In response to Comment No. 4, a new subsection titled “Indemnification of the Manager for losses resulting from the acts of the Manager, excepting fraud, may present a risk to Investors” has been added to the “Risk Factors” section of the Offering Circular. Please see page 30.

Comment No. 5

5.	Please state that investors are not deemed to waive compliance with the federal securities laws as a result of the arbitration provisions in your Operating and Subscription agreements.

Response to Comment No. 5

In response to Comment No. 5, the relevant sections in the Operating Agreement and Subscription Agreement have been amended. Please see page 19 of the Operating Agreement under Exhibit 2.1 and page 7 of the Subscription Agreement under Exhibit 4, incorporating the provision that investors are not deemed to waive compliance with the federal securities laws.

Comment No. 6

6.	Please revise to disclose whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Please refer to General Rule (a)(3) of Part F/S of Form 1-A.

Response to Comment No. 6

In response to Comment No. 6, please see the adjusted financial statement beginning in page F-8.

Re: Response Letter

February 23, 2021

Comment No. 7

7.	Please relocate the exhibit index and revise the numbering of exhibits to conform to the requirements of Item 16 to Part III of Form 1-A.

Response to Comment No. 7

In response to Comment No. 7, the exhibit index and exhibit numbering now conform to the requirements of Item 16 & 17 to Part III of Form 1-A. Please see page 62.

Comment No. 8

8.	We note from Item 6 to Part 1 the issuance of the Membership Interests of LK Secured Lending LLC for aggregate consideration of $116,400,000 [sic]. Please advise concerning the relationship, if any, between LK Secured Lending LLC and the company, and the date of such issuance

Response to Comment No. 8

LK Secured Lending LLC is an affiliate of the Company. The Manager of the two companies is LK Advisors, Inc. From February 27, 2019 to November 30, 2020, LK Secured Lending LLC has raised $11,640,000 under the Regulation D exemption. LK Secured Lending LLC is continuing to raise capital under that same exemption to accredited investors only. Nevertheless, they are two separate and independent companies with similar business operations and activities. The Company is aware of the potential conflict of interest, to which we disclosed in page 49. Please also see the relationship under page 23 with the section entitled “Prior Performance Summary.”

Very truly yours, GERACI LAW FIRM /s Tae Kim Tae Kim t.kim@geracillp.com (949) 379-2600

Enclosures